LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111

02055599

24 October 2002

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Ann. E. Mantz
Company Secretary

dlw 11/20

cc. Mr. Brian Teitelbaum (Citibank)

LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111

24 October 2002

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

A Mantz

Ann. E. Mantz
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)

24 October 2002

LAURA ASHLEY HOLDINGS plc
Director's Dealings

Laura Ashley Holdings plc ("the Company") has been advised today that Dr Khoo Kay Peng, Chairman of the Company, is deemed to have an interest in an additional 1,250,000 ordinary shares in the capital of the Company. The shares were acquired by Bonham Industries Limited on 23 October 2002 at £0.10 per share.

Dr Khoo Kay Peng is now deemed to have an interest in a total of 69,156,867 ordinary shares representing 11.587% of the Company's issued ordinary share capital.

For further information:

Ann Mantz	Company Secretary	020 7880 5100
Katya Reynier/ Deborah Spencer	Brunswick Group	020 7404 5959